505 Montgomery Street, Suite 2000 San Francisco, California 94111-2562 Tel: (415) 391-0600 Fax: (415) 395-8095 www.lw.com FIRM / AFFILIATE OFFICES
September 1, 2005 VIA EDGAR Daniel F. Duchovny Attorney-Adviser, Office of Mergers & Acquisitions Christina Chalk, Esq. Division of Corporation Finance	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey File No. 033856-0009	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Washington, D.C Tokyo

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	nStor Technologies, Inc.
Schedule TO-T/A filed August 23, 2005
Filed by Normandy Acquisition Corporation and Xyratex Ltd

Dear Mr. Duchovny and Ms. Chalk:

On behalf of Normandy Acquisition Corporation (“Purchaser”) and Xyratex Ltd (“Parent”) and in response to your letter dated August 30, 2005 (the “Comment Letter”) and addressed to Mr. Tad J. Freese, Esq. of Latham & Watkins LLP, special counsel to Parent and Purchaser, filed herewith is Amendment No. 2 to Schedule TO-T filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule TO-T”), as amended by Amendment No. 1 to Schedule TO-T filed with the Securities and Exchange Commission on August 23, 2005.

For ease of review, we have set forth the numbered comments of the Comment Letter and Parent’s and Purchaser’s responses thereto.

Schedule TO-T/A

Exhibit (a)(1)(A) - Offer to Purchase

Introduction page

1.	We note your response to comment 3. Please explain in your disclosure how including all of the shares held by the security holders who entered into the support agreements with you could have potentially resulted in challenges to the transaction under Delaware law.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Background of the Offer, page 18

2.

We note your response to comment 8 in our prior letter, which indicates that nStor provided “certain revenue projections” to you during the course of the negotiations leading up to this tender offer. You have not disclosed those projections, on the grounds that they were not material to Parent’s decision to pursue this transaction or to Parent’s

September 1, 2005

determination of the purchase price. However, it appears that Rules 10b-5 and 14e-3 may require disclosure of those revenue projections unless you can represent that there is no “substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” See TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976). Please revise or advise. If you determine that disclosure of the revenue projections is not required under this standard, you should nevertheless revise the disclosure to indicate that you received such revenue projections from nStor and have determined that they are not material disclosure.

Response: In response to the Staff’s comment, we have disclosed the projections as requested.

3.	Please disclose the substance of your response to comment 12.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8184 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

Enclosures.

cc:	Sundeep Bains

Errol H. Hunter